UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of

SYSTEM ENERGY RESOURCES, INC.
ENTERGY CORPORATION
ENTERGY ARKANSAS, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.
ENTERGY NEW ORLEANS, INC.

File No. 70-7561

(Public Utility Holding Company
Act of 1935)

CERTIFICATE PURSUANT TO RULE 24

This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by System Energy Resources, Inc. ("System Energy"), Entergy Corporation ("Entergy"), Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc. (collectively, the "System Operating Companies") in Post-Effective Amendment No. 11 in the above file (the "Application Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Securities and Exchange Commission with respect thereto dated November 6, 1996 (Release No. 35-26601).

On December 22, 2003, letters of credit in the amounts of $161,546,191.84 and $36,515,236.09 (the "LOCs") were issued to RCMC I, Inc. and Textron Financial Corporation, respectively (the "Equity Participants") by Union Bank of California, N.A. (the "Fronting Bank"), pursuant to the Letter of Credit and Reimbursement Agreement dated as of December 22, 2003 among System Energy, Union Bank of California, N.A., (the "Administrating Bank"), the Fronting Bank, Banc One Capital Markets, Inc. (the "Documentation Agent"), KeyBank National Association (the "Syndication Agent"), and the other banks named therein (collectively, the "Participating Banks"). The LOCs replaced outstanding letters of credit in the amounts of $161,546,191.84 and $36,515,236.09, issued by the Fronting Bank, which had been held by the Equity Participants, and were canceled on December 22, 2003.

Effective December 22, 2003, the annual fee paid to the Fronting Bank is 0.125%; the annual fee paid to the Administrating Bank is $25,000 (0.013% of the maximum credit amount of the LOCs); the maximum annual participation fees paid to the Participating Banks are 1.50% of the maximum credit amount of the LOCs; for a maximum aggregate of 1.638% of the maximum credit amount of the LOCs.

SERI paid one-time arrangement and up front fees of $297,092.14 (0.15% of the maximum credit amount of the LOCs) to the AdministratingBank; $99,031.71 to each of the Documentation Agent and Syndication Agent (0.05% of the maximum credit amount of the LOCs); and $799,807.14 (0.40% of the maximum credit amount of the LOCs) to the Participating Banks, the Administrating Agent, the Documentation Agent and the Syndication Agent.

As described in the Application-Declaration, the System Operating Companies joined with System Energy and the Administrating Bank in entering into a Thirty-fifth Assignment of Availability Agreement, Consent and Agreement, and Entergy joined with System Energy and the Administrating Bank in entering into a Thirty-fifth Supplementary Capital Funds Agreement and Assignment, each to secure the banks participating in the LOCs.

In addition to those described above, the fees, commissions and expenses paid or incurred, directly or indirectly, in connection with the transactions described above that are reported herein, aggregated not more than $165,000, including $45,000 for fees of counsel for System Energy, Entergy and the System Operating Companies, $100,000 for fees of counsel for the banks, $10,000 for fees of Entergy Services, Inc. and $10,000 for miscellaneous expenses.

Attached hereto and incorporated by reference, are the constituent documents to the transactions in definitive form:

Exhibit B-1(c) -- Letter of Credit and Reimbursement Agreement (See Exhibit 10(b)63 to Form 10-K for the Fiscal Year Ended December 31, 2003 in File No. 1-9067).

Exhibit B-2(c) -- Thirty-fifth Assignment of Availability Agreement, Consent and Agreement (See Exhibit 10(a)25 to Form 10-K for the Fiscal Year Ended December 31, 2003 in File No. 1-11299).

Exhibit B-3(c) -- Thirty-fifth Supplementary Capital Funds Agreement and Assignment (See Exhibit 10(a)38 to Form 10-K for the Fiscal Year Ended December 31, 2003 in File No. 1-11299).

IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 2nd day of April 2004.

System Energy Resources, Inc. Entergy Corporation Entergy Arkansas, Inc. Entergy Louisiana, Inc. Entergy Mississippi, Inc. Entergy New Orleans, Inc.
By:	/s/ Steven C. McNeal
Steven C. McNeal Vice President and Treasurer